EXHIBIT 13(b)
ADDENDUM TO EXPENSE LIMITATION AGREEMENT

Addendum dated January 12, 2007 to the Expense Limitation Agreement (the “Agreement”) between Schwartz Investment Trust (the “Trust”), on behalf of the Ave Maria Rising Dividend Fund (the “Fund”), and Schwartz Investment Counsel, Inc. (the “Adviser”).

RECITAL

The Agreement requires the Adviser to limit the aggregate ordinary operating expenses of the Fund to an annual rate of 1.25% of the Fund’s average daily net assets for a three year period ending May 1, 2008.

Now Therefore, it is agreed that:

Effective January 12, 2007, the term of the Agreement is extended through May 1, 2010.

The Agreement is unchanged in all other respects.

In Witness Whereof, the parties have caused this Addendum to be signed by their officers designated below, all as of the date first written above.

SCHWARTZ INVESTMENT COUNSEL, INC

By:	/s/ George P. Schwartz
Title: President

Accepted by:
SCHWARTZ INVESTMENT TRUST
By:	/s/ George P. Schwartz
Title: President